

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
Mr. Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
100 E. Fort Lowell Road
Tucson, Arizona 85719

>   **Re: ABCO Energy, Inc.**
>   **Amendment No. 7 to Offering Statement on Form 1-A**
>   **Filed October 19, 2012**
>   **File No. 024-10226**

Dear Mr. O'Dowd:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment nine in our letter dated September 25, 2012. We note that you subscription agreement states in the first paragraph that "[t]he undersigned person or entity set forth on the signature page … acknowledges that such Subscriber has received <u>and reviewed</u> the Preliminary Copy of the Offering Circular … including the Risk Factors set forth therein and the Risk Factors enumerated in these Subscription Documents …." (Emphasis added) Please revise to delete the highlighted representation by the subscriber in the above statement.

2. Please be sure to include in your amendment package at least one copy of the Form 1-A which has been manually signed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact James Giugliano at (202) 551-3319 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director